SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2019

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2019, incorporated by reference herein:

Exhibit

99.1   Release dated September 03, 2019, "CONDENSED CONSOLIDATED PROVISIONAL RESULTS FOR THE YEAR ENDED 30 JUNE 2019 AND DIVIDEND DECLARATION"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 03, 2019

By: /s/ Riaan Davel

    Name: Riaan Davel

    Title: Chief Financial Officer

CONDENSED CONSOLIDATED PROVISIONAL RESULTS

for the year ended 30 June 2019 and dividend declaration



KEY FEATURES

Gold production up 6% to **4 977kg**	Operating profit up 5% to **R371.8 million**	All-in sustaining costs margin of **9.1%**	Investment in FWGR capital **R330.7 million**	Environmental spend of **R45.8 million**	Externally sourced potable water usage down by **21%**

REVIEW OF OPERATIONS

		Year ended 30 June 2019	Year ended 30 June 2018	% change[1]
Gold production [2]	kg	4 977	4 679	6
	oz	160 014	150 423	6
Gold sold [2]	kg	4 934	4 653	6
	oz	158 632	149 604	6
Cash operating costs	R per kg	499 749	458 866	9
	US$ per oz	1 096	1 118	(2)
All-in sustaining costs	R per kg	524 713	505 622	4
	US$ per oz	1 151	1 258	(9)
Average gold price received	R per kg	577 483	534 344	8
	US$ per oz	1 267	1 300	(3)
Operating profit	R million	371.8	355.2	5
Operating margin	%	13.5	14.3	(6)
All-in sustaining costs margin	%	9.1	5.5	65
Headline earnings	R million	72.7	7.0	939
	SA cents per share (cps)	10.9	1.7	541

[1] Percentage change is rounded to the nearest percent and is based on the amounts as presented, which are rounded to the nearest hundred thousand Rand

[2] Gold produced and sold includes 151kg (4,855oz) from Far West Gold Recoveries ("**FWGR**") that was produced before the date of commercial production. The costs and revenues related to this gold were capitalised in accordance with International Financial Reporting Standards ("**IFRS**")

SHAREHOLDER INFORMATION

DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE 000058723
("**DRDGOLD**" or the "**Company**" or the "**Group**")

Issued capital

696 429 767 ordinary no par value shares (30 June 2018: 431 429 767)

9 474 920 treasury shares held within the Group (30 June 2018: 9 361 071)

5 000 000 cumulative preference shares (30 June 2018: 5 000 000)

Stock traded	JSE (R)	NYSE (US$)[1]
Price		
• 12-month intra-day high	4.65	0.31
• 12-month intra-day low	2.39	0.16
• Close	4.29	0.22

[1] This data represents per share data and not American Depository Receipt ("ADR") data: one ADR reflects 10 ordinary shares

Market capitalisation	Rm	US$m
As at 30 June 2019	2 988	212
As at 30 June 2018	1 575	110

Rounding of figures may result in computational discrepancies

RESULTS

The condensed consolidated financial statements of DRDGOLD for the year ended 30 June 2019 are available on DRDGOLD's website as well as at the Company's registered office.

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2018, which we filed with the United States Securities and Exchange Commission on 31 October 2018 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements and financial information included in this announcement have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS (*British)(American)**
(#Independent) (^Lead Independent)
Executive directors
DJ Pretorius (Chief Executive Officer)
AJ Davel (Chief Financial Officer)

Non-executive directors
GC Campbell* #
(Non-executive Chairman)
EA Jeneker #^
J Turk** (service concluded 31 October 2018)
JA Holtzhausen #
TVBN Mnyango #
JJ Nel # (appointed 30 November 2018)
P Lebina # (appointed 3 May 2019)

Company Secretary
R Masemene

Sponsor
One Capital

FOR FURTHER INFORMATION
Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618

Website: www.drdgold.com

Registered address:
1 Sixty Jan Smuts Building
2nd Floor – North Tower
160 Jan Smuts Avenue
Rosebank, 2196
South Africa

Registered postal address:
PO Box 390
Maraisburg,
1700, South Africa

DEAR SHAREHOLDER

INTRODUCTION

The 2019 financial year was exceptionally challenging, not just for DRDGOLD, but for the industry as a whole – a year fraught with disruptive labour action; the near-collapse of power utility Eskom; and a loss of investor confidence, as evidenced by capital freeze and high-profile corporate emigrations.

In the final analysis, therefore, the high-level features of our year flagged below are not just contrary to the industry trend but are testimony also to the resilience of a business model that has been several years in the making.

- We acquired the FWGR project (a subject of discussion for more than a decade) in July 2018; invested R330.7 million in capital infrastructure and refurbishment for Phase 1, funded in part by way of a R192 million draw-down from our Revolving Credit Facility ("**RCF**"); achieved early-stage commissioning in December 2018; and achieved commercial production on 1 April 2019. Incidentally, at the time, our investment represented more than 15% of our market capitalisation.
- The whole of the above RCF has since been repaid, and the Group's cash position has moved only marginally from R302.1 million on 1 July 2018 to R279.5 million on 30 June 2019.
- This is the twelfth consecutive financial year of the Company paying a dividend. We are delighted that this financial year's dividend of 20 SA cents per share is four times the interim dividend declared in the financial year ended 30 June 2018. We stated at the time of acquiring FWGR that we were determined to ensure that the consequent 38% dilution of earnings from Ergo would be compensated for by the 62% our existing shareholders would acquire in the new project. We are delighted, therefore, that this acquisition not just matched the dilution, but was accretive to the net cash earnings of our existing shareholder base.

PRODUCTION REVIEW

The Group's total gold production was 6% higher at 4 977kg, mainly due to 484kg produced by FWGR. The total gold production includes 151kg (4 855oz) produced by FWGR before the date of commercial production.

Gold production from Ergo was 4% lower at 4 493kg due to a 5% decline in ore milled to 23 162 000t.

Ergo's average yield was slightly higher at 0.194g/t, a consequence both of higher-grade sand material milled and higher-grade Knights material retreated.

COST REVIEW

The discussion that follows excludes the costs related to the 151kg (4 855oz) of gold produced by FWGR before the date of commercial production.

Group cash operating unit costs were up 9% at R499 749/kg due mainly to a 12% increase in Ergo's cash operating unit costs to R512 439/kg, the latter increase reflecting the impact of lower production, the inclusion of sand milling costs for the first time and year-on-year increases in the cost of consumables at Ergo.

In FY2019, the weighted average cost of power increased by 8.3%; of water by 12.2% and of reagents by 6.2%.

FWGR's cash operating unit costs were R313 443/kg.

Group all-in sustaining costs ("**AISC**") were up 4% to R524 713/kg. Ergo's AISC were up 3% to R521 907/kg, a consequence primarily of higher operating cash costs, offset by a decrease in sustaining capital expenditure. FWGR's AISC of R450 820/kg, contributed to lower Group AISC.

Total non-sustaining capital expenditure amounted to R331.2 million, R323.8 million of which was incurred for FWGR Phase 1. Ergo's non-sustaining capital expenditure was substantially lower at R7.4 million, reflecting the completion of three capital projects by the end of FY2018: 4L50 slimes dam reclamation; conversion to zinc precipitation; and the installation of ball mills for sand milling.

FINANCIAL REVIEW

Total revenue increased by 11% to R2 762.1 million – R2 577.5 million from Ergo and R184.6 million from FWGR. Ergo's revenue was 3% higher due to the higher average Rand gold price received reducing the impact of lower gold sales.

Consolidated operating profit was up 5% to R371.8 million after accounting for consolidated cash operating costs of R2 422.9 million. FWGR's contribution was R89.0 million after accounting for cash operating costs of R111.8 million while that of Ergo was 20% lower at R282.8 million after accounting for cash operating costs 7% higher at R2 311.1 million.

The operating margin was 6% lower at 13.5%, while the AISC margin was considerably higher, up from 5.5% to 9.1%.

Headline earnings were substantially higher, increasing to R72.7 million (10.9 SA cents per share) from R7.0 million (1.7 SA cents per share). The increase includes a non-recurring credit of R60.0 million relating to a change in estimate of the provision for environmental rehabilitation.

The cash flow statement reflects that the RCF of R192 million was raised and repaid in the current financial year and that R347.4 million cash was spent on property, plant and equipment, mostly related to FWGR Phase 1. The Group ended the year with cash and cash equivalents of R279.5 million.

SUSTAINABLE DEVELOPMENT

The sustainability development review relates only to Ergo.

Human capital

In 2019, the percentage of historically disadvantaged South African people in management, core and critical skills positions remained unchanged at 70% of the total workforce in these positions.

Women in mining increased from 20% to 21%. Women in core positions increased from 12% to 13% and women in management from 16% to 18% of the total workforce in these positions.

Some 1 633 individual training courses took place at a total cost to company of R8.5 million, compared with 1 546 at a total cost to company of R9.0 million in 2018.

Social capital

R16.6 million was spent on various skills and other development projects of benefit to communities compared with R14.5 million in 2018.

Natural capital

Dust: 1 201 samples from sites were analysed. There were eight exceedances, representing 0.67% of the total number of measurements. This compares with 1 188 samples and seven exceedances in 2018, representing 0.59% of the total number of measurements. High winds in the first quarter of the financial year contributed to the slight increase.

A total of R44.1 million was spent on environmental management compared with R51.6 million in 2018, including rehabilitation of 31.5 ha on Brakpan/Withok Tailings Storage Facility and 24 ha on the Crown Complex.

Water: usage of externally sourced potable water continued to decline, down 21% to 2 656Ml, mostly due to continued delivery by the water distribution system completed in 2017. Usage of TCTA-treated acid mine drainage ("**AMD**") water increased by almost 30% to 964Ml.

Land: by year-end, clearance certificates were received from the National Nuclear Regulator (NNR) for redevelopment for 135.5 ha of land.

DIVIDEND

The DRDGOLD board of directors ("**Board**") has declared a final cash dividend of 20 South African ("**SA**") cents per ordinary share for the year ended 30 June 2019 as follows:

- the dividend has been declared out of income reserves;
- the local Dividend Withholding Tax rate is 20% (twenty per cent);
- the gross local dividend amount is 20 SA cents per ordinary share for shareholders exempt from Dividend Withholding Tax;
- the net local dividend amount is 16 SA cents per ordinary share for shareholders liable to pay Dividend Withholding Tax;
- DRDGOLD currently has 696 429 767 ordinary shares in issue (which includes 9 474 920 treasury shares); and
- DRDGOLD's income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate Proprietary Limited ("**Strate**") and the JSE Limited Listings Requirements, given the Company's primary listing on the Johannesburg Stock Exchange ("**JSE**"), the salient dates for payment of the dividend are as follows:

- last date to trade ordinary shares cum dividend: Monday, 23 September 2019;
- ordinary shares trade ex-dividend: Wednesday, 25 September 2019;
- record date: Friday, 27 September 2019; and
- payment date: Monday, 30 September 2019.

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant CSDP or broker.

To comply with the further requirements of Strate, between Wednesday, 25 September 2019 and Friday, 27 September 2019, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom share registers will be Monday, 30 September 2019.

To holders of American Depositary Receipts ("**ADRs**"):
- each ADR represents 10 ordinary shares;
- ADRs trade ex-dividend on the New York Stock Exchange NYSE: Thursday, 26 September 2019;
- record date: Friday, 27 September 2019;
- approximate date of currency conversion: Monday, 30 September 2019; and
- approximate payment date of dividend: Thursday, 10 October 2019.

Assuming an exchange rate of R15.20/$1, the dividend payable on an ADRs is equivalent to 13 United States ("**US**") cents for shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

LOOKING AHEAD
In FY2020, we look forward to seeing the full benefits of Ergo's completed capital projects and the attainment of steady-state operations at FWGR Phase 1 flowing through to the Group bottom-line. We expect also to advance planning for commencement of FWGR Phase 2.

For the 2020 financial year, we are planning Group gold production of between 175 000 and 190 000 ounces at a cash operating cost of approximately R490 000/kg.

At the time of writing this letter, the gold price was approximately R740 000/kg, up R162 000/kg on the average gold price received during the financial year 2019. Time will tell if this is sustainable, but while it lasts, the impact this has on our cash flows is nothing short of remarkable.

Niël Pretorius
Chief Executive Officer
3 September 2019

CONDENSED CONSOLIDATED
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Year ended 30 June 2019 Rm Reviewed	Year ended 30 June 2018 Rm Audited
Revenue		2 762.1	2 490.4
Cost of sales		(2 553.9)	(2 347.7)
Gross profit from operating activities		208.2	142.7
Other income	10	7.9	–
Administration expenses and other costs		(90.9)	(90.7)
Results from operating activities	3	125.2	52.0
Finance income		58.3	38.8
Finance expenses		(78.4)	(58.4)
Profit before tax		105.1	32.4
Income tax	3	(26.6)	(25.9)
Profit for the year		78.5	6.5
Other comprehensive (loss)/income			
Items that will not be reclassified to profit or loss, net of tax			
Net fair value adjustment on equity investments at fair value through other comprehensive income		(5.9)	
Items that will be reclassified subsequently to profit or loss, net of tax			
Net fair value adjustment on available-for-sale investments			0.6
Total other comprehensive (loss)/income for the year		(5.9)	0.6
Total comprehensive income for the year		72.6	7.1
Basic earnings per share [1]	4	11.8	1.5
Diluted basic earnings per share [1]	4	11.5	1.5

[1] All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which are rounded to the nearest million rand

CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL POSITION

	Notes	As at 30 June 2019 Rm Reviewed	As at 30 June 2018 Rm Audited
Assets			
Non-current assets		3 403.9	1 734.1
Property, plant and equipment	2	2 775.3	1 452.7
Investments in rehabilitation obligation funds	2	587.5	244.0
Financial assets		31.1	28.7
Deferred tax assets		10.0	8.7
Current assets		656.1	626.3
Inventories		304.6	233.0
Tax receivables		4.1	–
Trade and other receivables		67.9	91.2
Cash and cash equivalents		279.5	302.1
Total assets		4 060.0	2 360.4
Equity and liabilities			
Equity		2 688.6	1 267.3
Non-current liabilities		913.2	772.4
Provision for environmental rehabilitation	5	682.6	553.4
Deferred tax liability	2, 3	193.2	163.7
Employee benefits		37.4	40.6
Finance lease obligation		–	14.7
Current liabilities		458.2	320.7
Trade and other payables	2	419.2	303.3
Employee benefits		22.6	13.2
Finance lease obligation		11.0	–
Current tax liability		5.4	4.2
Total liabilities		1 371.4	1 093.1
Total equity and liabilities		4 060.0	2 360.4

CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN EQUITY

	Notes	Year ended 30 June 2019 Rm Reviewed	Year ended 30 June 2018 Rm Audited
Balance at the beginning of the year		1 267.3	1 302.4
Total comprehensive income			
Profit for the year		78.5	6.5
Other comprehensive (loss)/income		(5.9)	0.6
Transactions with the owners of the parent			
Shares issued as purchase consideration for the acquisition of FWGR assets and liabilities	2	1 349.3	–
Share issue expenses		(0.3)	–
Treasury shares acquired		(0.3)	–
Dividends paid to ordinary shareholders		–	(42.2)
Balance at the end of the year		2 688.6	1 267.3

The accompanying notes are an integral part of the condensed consolidated financial statements

These condensed consolidated financial statements for the year ended 30 June 2019 have been prepared under the supervision of DRDGOLD's Chief Financial Officer, Mr AJ Davel CA(SA). The condensed consolidated financial statements were authorised for issue by the directors on 29 August 2019.



CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	Year ended 30 June 2019 Rm Reviewed	Year ended 30 June 2018 Rm Audited
Net cash inflow from operating activities		**288.3**	233.8
Cash generated by operations		**282.0**	222.9
Interest received		**16.8**	21.9
Interest paid		**(9.3)**	(3.5)
Income tax paid		**(1.2)**	(7.5)
Net cash outflow from investing activities		**(303.0)**	(140.4)
Acquisition of property, plant and equipment		**(347.4)**	(125.9)
Proceeds on disposal of property, plant and equipment	10	**5.8**	7.0
Funds received from rehabilitation obligation funds (cell captive)		**55.2**	–
Environmental rehabilitation payments to reduce decommissioning liabilities	5	**(16.6)**	(21.5)
Net cash outflow from financing activities		**(7.9)**	(45.0)
Borrowings raised	6	**192.0**	–
Borrowings repaid	6	**(192.0)**	–
Initial fees incurred on borrowings	6	**(3.6)**	–
Repayment of finance lease obligation		**(3.7)**	(2.8)
Share issue expenses		**(0.3)**	–
Treasury shares acquired		**(0.3)**	–
Dividends paid on ordinary share capital		**–**	(42.2)
(Decrease)/increase in cash and cash equivalents		**(22.6)**	48.4
Opening cash and cash equivalents		**302.1**	253.7
Closing cash and cash equivalents		**279.5**	302.1
Reconciliation of cash generated by operations			
Profit before tax		**105.1**	32.4
Depreciation		**169.1**	168.0
Movement in gold in process		**(32.6)**	(24.5)
Change in estimate of environmental rehabilitation recognised in profit or loss	5	**(60.0)**	(2.9)
Environmental rehabilitation payments to reduce restoration liabilities	5	**(10.9)**	(3.4)
(Gain)/loss on disposal of property, plant and equipment	10	**(5.8)**	0.6
Share-based payment expense	3	**21.4**	17.2
Finance income		**(58.3)**	(38.8)
Finance expenses		**78.4**	58.4
Other non-cash items		**1.8**	1.3
Working capital changes		**73.8**	14.6
Change in trade and other receivables		**22.5**	22.2
Change in long-term receivable		**(11.7)**	(27.4)
Change in inventories		**(24.8)**	(28.2)
Change in trade and other payables and employee benefits		**87.8**	48.0
Cash generated by operations		**282.0**	222.9

The accompanying notes are an integral part of the condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements ("**Listings Requirements**") for provisional reports and the requirements of the Companies Act of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards ("**IFRS**") and the SAICA *Financial Reporting Guides* as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and to also, at a minimum, contain the information required by IAS 34 *Interim Financial Reporting*.

The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements except for the adoption of IFRS 9 *Financial Instruments* and IFRS 15 *Revenue from Contracts with Customers*, with effect from 1 July 2018.

IFRS 15 *Revenue from Contracts with Customers*
The standard contains a single model that applies to contracts with customers.

The Group has assessed that there is no impact on adopting IFRS 15, and revenue recognition remains unchanged as follows:
• the Group only has one performance obligation that is to deliver gold and silver to the buyer;
• the transaction price is based on the London Bullion Market Association Gold and Silver price and the entire transaction price is allocated to the one performance obligation;
• Rand Refinery is assessed as being an agent, selling gold and silver on behalf of the Group; and
• revenue is recognised on the date that control of gold and silver passes to the buyer, which is the date on which Rand Refinery sells the gold and silver on the Group's behalf. This is the same date as when significant risks and rewards passes under IAS 18 *Revenue*.

A disaggregation of revenue by operating segment is presented in note 14.

IFRS 9 *Financial Instruments*
The standard sets out requirements for recognising and measuring financial instruments. It also introduced three new classifications for financial assets: Amortised cost, fair value through profit or loss and fair value through other comprehensive income.

The following changes have occurred as a result:
• investments in listed and unlisted shares have been designated as equity instruments at fair value through other comprehensive income. As a result, included and presented in other comprehensive (loss)/income is fair value adjustments for the current year, as items that will not be reclassified to profit or loss;
• there has been no change in the accounting of other financial assets and financial liabilities as a result of the new classifications under IFRS 9; and
• the method of determining impairment of long-term and other receivables has changed to reflect the "expected credit loss" model. Management has made an assessment of the magnitude of the changes to the impairment model and although the application of the expected credit loss model resulted in an increase in the impairment allowance, the increase was not material for the Group.

Therefore, there has been no material impact on the Group's statement of profit or loss and other comprehensive income, statement of changes in equity or statement of cash flows for the year ended 30 June 2019 or the statement of financial position at 30 June 2019.

Standards and interpretations not yet effective
IFRS 16 *Leases*
Management is in the process of completing its assessment of the accounting impact and required disclosures arising out of the adoption of this standard. IFRS 16 *Leases* ("**IFRS 16**") requires lessees to recognise right-of-use assets and lease liabilities arising from lease contracts with additional disclosures about leasing arrangements. Leases within the scope of IFRS 16 will result in increases in assets and liabilities. Management has identified tailings reclamation contracts and equipment hire contracts which could potentially have an impact on the Group's results on adoption of the standard.

DRDGOLD has elected to transition to IFRS 16 applying the modified retrospective method. DRDGOLD will not restate comparative information. Instead, the cumulative effect of initially applying IFRS 16 will be recognised by adjusting the opening balance of retained earnings at the date of initial application.

2. ACQUISITION OF FWGR ASSETS AND LIABILITIES

Effective 31 July 2018, DRDGOLD acquired gold assets and liabilities associated with Sibanye Gold Limited trading as Sibanye-Stillwater's ("**Sibanye-Stillwater**") West Rand Tailings Retreatment Project, subsequently renamed FWGR ("**Asset Acquisition**").

As purchase consideration for this acquisition, DRDGOLD issued 265 million new ordinary shares equal to 38.05% of DRDGOLD's outstanding shares to Sibanye-Stillwater and granted Sibanye-Stillwater an option to subscribe for new ordinary shares up to a total of 50.1% of the total issued ordinary shares of DRDGOLD at a 10% discount to the prevailing market value, to be exercised two years from the effective date of the acquisition.

The transaction has been accounted for under IFRS 2 *Share-based Payment* as it represents a receipt of goods in exchange for equity instruments of DRDGOLD.

The consequence thereof is that the assets and liabilities are recognised at their fair value using principles under IFRS 13 *Fair Value Measurement* as they are identifiable, and their fair value can be reliably measured.

A corresponding increase in equity is also recognised. Included in equity is the fair value of the option using a binomial tree option pricing model. No deferred tax has been recognised on the acquisition as it has not been accounted for as a business combination under IFRS 3 *Business Combinations*, and therefore the initial recognition is exempt from deferred tax under IAS 12 *Income Taxes*.

The fair value of assets was determined using the income approach present value technique by applying a nominal discounted cash flow model which was based on a forward – looking gold price of R562 481 per kilogram and a risk-adjusted discount rate based on the weighted average cost of capital of 15.03%.

The at acquisition environmental rehabilitation liability was estimated based on fair value (i.e. what a market participant would pay for the liability). It was determined with the assistance of an independent expert and discounted to its net present value.

The values at acquisition included:

	Rm
Property, plant and equipment	1 225.6
Investments in rehabilitation obligation funds	360.4
Inventories	14.2
Provision for environmental rehabilitation	(247.4)
Trade and other payables	(3.5)
Shares issued as purchase consideration for the acquisition of FWGR assets and liabilities	1 349.3

Date of commercial production

Construction of Phase 1 commenced during August 2018 with R330.7 million spent on, *inter alia*, the upgrading and reconfiguration of the Driefontein 2 plant (DP2) and relevant infrastructure to process tailings from the Driefontein 5 slimes dam and deposit residues on the Driefontein 4 Tailings Storage Facility. During this construction phase, gold was produced at the adjacent Driefontein 3 plant (DP3). Early-stage commissioning commenced on 6 December 2018 with the pumping of reclaimed tailings into the carbon in leach (CIL) circuit. Testing of the reconfigured plant and ramp-up of production continued during the first quarter of the calendar year 2019. Management considered *inter alia*, the design capacity of the plant, recoveries and the ability to sustain production in determining the date of commercial production.

The date of commercial production for Phase 1 (excluding the milling section), which is the date when preproduction costs cease to be capitalised and depreciation commenced, was determined to be 1 April 2019.

3. RESULTS FROM OPERATING ACTIVITIES

	Year ended 30 June 2019 Rm Reviewed	Year ended 30 June 2018 Rm Audited
A. **INCREASE IN LONG TERM INCENTIVE SCHEME ("LTI") LIABILITY**		
The liability for employee benefits consists mainly of the LTI liability. The increase in the share-based payment expense is mainly due to the remeasurement of the LTI liability over the vesting period and an increase in the seven-day volume weighted average price (VWAP) of the DRDGOLD share from R3.71 at 30 June 2018 to R4.37 at 30 June 2019.	21.4	17.2
B. TRANSACTION COSTS		
Costs incurred related to the acquisition of the FWGR assets.	–	9.0
C. DEFERRED TAX RATE ADJUSTMENT		
Tax charge due to the change in the forecast weighted tax rate:	15.0	12.8
Deferred tax is recognised using the gold tax formula to calculate a forecast weighted average tax rate considering the expected timing of the reversal of temporary differences.		
The formula is calculated as: $Y = 34 – 170/X$ where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.		
Due to the forecast weighted average tax rate being based on the expected future profitability, the tax rate can vary significantly year on year and can move contrary to current year financial performance.		
The forecast weighted average deferred tax rate increased from 20.3% to 22% as a result of an increase in forecast profitability of Ergo.		

4. EARNINGS PER SHARE

Reconciliation of headline earnings		
Profit for the year	78.5	6.5
Adjusted for:		
(Gain)/loss on disposal of property, plant and equipment, net of tax	(5.8)	0.5
Headline earnings	72.7	7.0
Weighted average number of ordinary shares in issue adjusted for treasury shares	664 553 283	422 068 696
Diluted weighted average number of ordinary shares adjusted for treasury shares	679 940 978	422 068 696
Basic earnings per share [1]	11.8	1.5
Diluted basic earnings per share [1]	11.5	1.5
Headline earnings per share [1]	10.9	1.7
Diluted headline earnings per share [1]	10.7	1.7

[1] All per share financial information is presented in SA cents per share (cps) and is rounded to the nearest one decimal point based on the results which are rounded to the nearest million rand

5. PROVISION FOR ENVIRONMENTAL REHABILITATION

	Notes	Year ended 30 June 2019 Rm Reviewed	Year ended 30 June 2018 Rm Audited
Balance at the beginning of the year		553.4	531.7
Unwinding of provision for environmental rehabilitation		66.3	45.6
Environmental rehabilitation provision acquired in Asset Acquisition	2	247.4	–
Change in estimate of environmental rehabilitation recognised in profit or loss (a)		(60.0)	(2.9)
Change in estimate of environmental rehabilitation recognised to property, plant and equipment (b)		(97.0)	3.9
Environmental rehabilitation payments (c)		(27.5)	(24.9)
To reduce decommissioning liabilities		(16.6)	(21.5)
To reduce restoration liabilities		(10.9)	(3.4)
Balance at the end of the year		**682.6**	553.4

(a) Change in estimate of environmental rehabilitation recognised in profit or loss

The change in estimate of environmental rehabilitation recognised in profit or loss is mainly as a result of updated vegetation and machine hire rates to recent service level agreements and actual rates incurred, as well as, in line with the Group's strategy to reduce externally sourced potable water, alternative water sources found to be viable to meet the Crown Complex post closure water requirements.

(b) Change in estimate of environmental rehabilitation recognised to property, plant and equipment

The change in estimate of environmental rehabilitation recognised to property, plant and equipment is mainly as a result of a change in the methodology used to calculate the FWGR provision for environmental rehabilitation. The at acquisition provision was estimated based on what a market participant would pay for the liability and is now based on the FWGR individual rehabilitation plan which is in response to the current life of mine.

(c) Environmental rehabilitation payments

The payments made against the provision for environmental rehabilitation consist mainly of rehabilitation work performed on the Brakpan/Withok Tailings Storage Facility and on the Crown Complex.

6. BORROWINGS

	Year ended 30 June 2019 Rm Reviewed	Year ended 30 June 2018 Rm Audited
Balance at the beginning of the year	–	–
Borrowings raised	192.0	–
Borrowings repaid	(192.0)	–
Initial fees incurred	(3.6)	–
Unwinding of initial fees	3.6	–
Balance at the end of the year	**–**	–

On 1 August 2018, DRDGOLD Limited entered into a R300 million RCF with ABSA Bank Limited (acting through its Corporate and Investment banking division) to finance the development of Phase 1 of FWGR and working capital requirements. It replaced the R100 million overdraft facility that was in place during the year ended 30 June 2018. In January 2019, R125 million of the initial R300 million RCF was dedicated to issue a bank guarantee as described in note 7, reducing the available facility to R175 million.

The RCF is classified and measured as a financial liability measured at amortised cost.

7. CONTINGENT LIABILITY AND CONTINGENT ASSET: EKURHULENI METROPOLITAN MUNICIPALITY ELECTRICITY DISPUTE

Ergo's ongoing legal dispute with the Ekurhuleni Metropolitan Municipality ("**EMM**") and Eskom, brought in 2014 and in terms of which Ergo is seeking an order declaring that it is not supplied electricity by EMM and that EMM is accordingly not entitled to recover any surcharges in addition to Eskom's tariff from Ergo, has as yet not been heard.

EMM has since issued two separate summonses claiming R74 million and R32 million respectively for the recovery of the alleged arrear surcharges, being the aggregate of payments withheld by Ergo on the basis that it is not due. Ergo is defending these claims and is seeking to consolidate them in a single hearing prior to the hearing of its original main application. The consolidation is being sought on the basis that the parties are identical and the central dispute in both actions and the main application revolves around the same question, namely who supplies the electricity to the plant. As a result the evidence on this issue will be identical in all three matters. EMM is against consolidating the actions as a result of which Ergo is applying to court for an order to that effect. A date for the hearing of this motion has not been fixed.

The merits of the main application remain unchanged.

During January 2019, a bank guarantee to the value of the cash held in escrow (including interest) was issued in favour of Ekurhuleni Metropolitan Municipality and the balance of the cash held in escrow was released to Ergo's operational bank account.

8. FINANCIAL RISK MANAGEMENT FRAMEWORK

Commodity price sensitivity

The Group's profitability and cash flows are primarily affected by changes in the market price of gold which is sold in US dollars and then converted to rand. In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the US dollar gold price or the exchange rate movements. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection. The need for medium-term borrowings for the first phase development of FWGR introduced some liquidity risk to the Group.

In September 2018, DRDGOLD committed 50 000 ounces of gold under a zero-cost collar with a floor and ceiling of approximately R565 000/kg and a R609 000/kg respectively, spread equally until the end of May 2019. The collar was traded to mitigate the liquidity risk brought about by the medium-term borrowings secured for the development of FWGR. The collar was accounted for as a financial asset or financial liability at fair value through profit or loss and constituted level 2 on the fair value hierarchy.

No collar exists at 30 June 2019 as it expired at the end of May 2019. The net impact of the collar for the year ended 30 June 2019 was a gain of R2.1 million recognised as a gain on financial instruments and included in other income in the statement of profit or loss and other comprehensive income.

9. FAIR VALUES

The Group's assets that are measured at fair value at reporting date consist of equity instruments at fair value through other comprehensive income and are included in financial assets on the statement of financial position. Of this line item, R3.3 million (30 June 2018: R9.2 million) relates to fair value hierarchy level 1 instruments and R0.2 million (30 June 2018: R0.2 million) relates to fair value hierarchy level 3 instruments.

10. ERPM DISPOSAL

In December 2018, DRDGOLD concluded a revised disposal agreement to dispose of mining rights entitled ERPM GP150MR and ERPM GP151MR, as well as the prospecting right, as renewed and amended, entitled ERPM GP243PR and all permits and licences relating thereto to OroTree Limited ("**Orotree**"). This included an option agreement at the sole discretion of Orotree to purchase mining infrastructure assets to access the deep underground ounces of ERPM on or before 30 June 2019.

The disposal of the mineral and prospecting rights were perfected in the second half of the financial year ended 30 June 2019. An amount of USD0.5 million was paid as a non-refundable amount which was effectively akin to a break fee to ERPM in the event that the disposal was not unconditionally perfected by purchase of the mining infrastructure assets. Orotree decided not to exercise the option to purchase the mining infrastructure assets. The break fee is recognised as a gain on disposal of property, plant and equipment and included in other income in the statement of profit or loss and other comprehensive income.

11. RELATED PARTIES

Sibanye-Stillwater and its subsidiaries and associates became related parties to DRDGOLD on 31 July 2018 when DRDGOLD issued 265 million new ordinary shares equal to 38.05% of its outstanding shares to Sibanye-Stillwater, making Sibanye-Stillwater a material shareholder of the Company, as defined in the Listings Requirements.

12. SUBSEQUENT EVENTS

There were no subsequent events between the reporting date of 30 June 2019 and the date of issue of these condensed consolidated financial statements other than included in the notes above and described below:

Dividend: On 28 August 2019, the Board declared a final dividend for the 2019 financial year of 20 SA cents per share, payable on 30 September 2019.

13. REVIEW OF THE INDEPENDENT AUDITOR

These condensed consolidated financial statements for the year ended 30 June 2019 have been reviewed, in accordance with *International Standard on Review Engagements* (ISRE) 2410, by KPMG Inc. who expressed an unmodified review conclusion. The auditor's review report does not necessarily report on all of the information contained in these condensed consolidated provisional results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's review engagement they should obtain a copy of the auditor's review report together with the accompanying financial information from the registered office of DRDGOLD.

14. OPERATING SEGMENTS

The following summary describes the operations in the Group's reportable operating segments:

- Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises three plants. The Ergo and Knights plants continue to operate as metallurgical plants. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants.
- FWGR is a surface gold retreatment operation and treats old slime dams in the West Rand goldfields. Phase 1, which entails the refurbishment and upgrading of the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 slimes dam and deposit residues on the Driefontein 4 Tailings Storage Facility, was commissioned on 1 April 2019 (refer note 2).

Corporate office and other reconciling items are taken into consideration in the strategic decision-making process of the chief operating decision maker and are therefore included in the disclosure here, even though they do not earn revenue. This includes taking into consideration the Group's adjusted EBITDA for the purpose of the covenants imposed by the Company's RCF (refer note 6) that was entered into to finance the development of Phase 1 of FWGR and working capital requirements of the Group. These do not represent separate operating segments.

	Year ended 30 June 2019 Reviewed				Year ended 30 June 2018 Audited		
	Ergo Rm	FWGR Rm	Corporate office and other reconciling items Rm	Total Rm	Ergo Rm	Corporate office and other reconciling items Rm	Total Rm
Revenue (external)	2 577.5	184.6	–	2 762.1	2,490.4	–	2 490.4
Cash operating costs	(2 311.1)	(111.8)	–	(2 422.9)	(2 159.7)	–	(2 159.7)
Movement in gold in process	16.4	16.2	–	32.6	24.5	–	24.5
Operating profit	282.8	89.0	–	371.8	355.2	–	355.2
Retrenchment costs	(1.6)	(4.7)	–	(6.3)	–	–	–
Administration expenses and other costs	(12.0)	(2.3)	(76.6)	(90.9)	(11.5)	(78.6)	(90.1)
Interest income [1]	6.5	–	10.4	16.9	9.5	12.3	21.8
Interest expense [2]	(2.4)	–	(3.2)	(5.6)	(3.1)	(1.0)	(4.1)
Income tax	1.7	–	–	1.7	(2.9)	(3.6)	(6.5)
Working profit/(loss) before additions to property, plant and equipment	275.0	82.0	(69.4)	287.6	347.2	(70.9)	276.3
Additions to property, plant and equipment	(22.8)	(330.7)	(0.2)	(353.7)	(125.2)	(0.9)	(126.1)
Working profit/(loss) after additions to property, plant and equipment	252.2	(248.7)	(69.6)	(66.1)	222.0	(71.8)	150.2

[1] Interest income excludes the unwinding of the long-term receivable

[2] Interest expense excludes the fair value adjustment on the initial recognition of the long-term receivable

Reconciliation of profit/(loss) for the year

Working profit/(loss) before additions to property, plant and equipment	275.0	82.0	(69.4)	287.6	347.2	(70.9)	276.3
Depreciation	(142.8)	(25.7)	(0.6)	(169.1)	(167.4)	(0.6)	(168.0)
Change in estimate of environmental rehabilitation recognised in profit or loss	58.6	–	1.4	60.0	2.5	0.4	2.9
Other income	2.2	–	5.7	7.9	–	–	–
Loss on disposal of property, plant and equipment	–	–	–	–	(0.6)	–	(0.6)
Growth in environmental rehabilitation trust funds and reimbursive right	11.3	22.5	4.6	38.4	10.1	6.2	16.3
Unwinding of provision for environmental rehabilitation	(45.4)	(19.6)	(1.3)	(66.3)	(44.3)	(1.3)	(45.6)
Fair value adjustments on, and unwinding of long-term receivable	(3.5)	–	–	(3.5)	(8.1)	–	(8.1)
Ongoing rehabilitation expenditure	(16.6)	(1.7)	–	(18.3)	(26.7)	–	(26.7)
Other operating (costs)/income including care and maintenance costs	(40.2)	(15.4)	25.7	(29.9)	(36.2)	15.6	(20.6)
Deferred tax	(16.3)	(13.4)	1.4	(28.3)	(23.2)	3.8	(19.4)
Profit/(loss) for the year	**82.3**	**28.7**	**(32.5)**	**78.5**	**53.3**	**(46.8)**	**6.5**

Reconciliation of adjusted EBITDA							
Results from operating activities				125.2			
Depreciation				169.1			
Share-based payment expense (increase in Long-term Incentive liability)				21.4			
Change in estimate of environmental rehabilitation recognised in profit or loss				(60.0)			
Gain on financial instruments				(2.1)			
Gain on disposal of property, plant and equipment				(5.8)			
Retrenchment costs				6.3			
Adjusted EBITDA [1]				**254.1**			

[1] Adjusted EBITDA (that was considered from the current reporting period following the RCF agreement) may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

		Year ended 30 June 2019 Unreviewed				Year ended 30 June 2018 Unaudited		
		Ergo Rm	FWGR Rm	Corporate office and other reconciling items Rm	Total Rm	Ergo Rm	Corporate office and other reconciling items Rm	Total Rm
OPERATIONAL PERFORMANCE								
Ore milled (000't)		**23 162**	**1 277**	**–**	**24 439**			24 281
Yield (g/t)		**0.194**	**0.261**	**–**	**0.197**			0.193
Cash operating costs								
(R/t)		**100**	**88**	**–**	**99**			88
(US$/t)		**7**	**6**	**–**	**7**			6
Gold produced (kg)		**4 493**	**333**	**–**	**4 826**			4 679
Gold sold (kg)		**4 478**	**305**	**–**	**4 783**			4 653
Reconciliation of All-in sustaining costs								
(All amounts presented in R million unless otherwise indicated)								
Cash operating costs		**(2 311.1)**	**(111.8)**	**–**	**(2 422.9)**			(2 159.7)
Movement in gold in process		16.4	16.2	–	32.6			24.5
Administration expenses and other costs (sustaining)		–	–	(69.5)	(69.5)			(81.1)
Other operating costs excluding care and maintenance costs		(40.2)	(15.4)	34.5	(21.1)			(12.5)
Change in estimate of environmental rehabilitation recognised in profit or loss		58.6	–	1.4	60.0			2.9
Unwinding of provision for environmental rehabilitation		(45.4)	(19.6)	(1.3)	(66.3)			(45.6)
Capital expenditure (sustaining)		(15.4)	(6.9)	(0.2)	(22.5)			(81.3)
All-in sustaining costs		**(2 337.1)**	**(137.5)**	**(35.1)**	**(2 509.7)**			(2 352.8)
Care and maintenance costs		–	–	(8.8)	(8.8)			(8.1)
Retrenchment costs		(1.6)	(4.7)	–	(6.3)			–
Ongoing rehabilitation expenditure		(16.6)	(1.7)	–	(18.3)			(26.7)
Administration expenses and general costs (non-sustaining)		–	–	–	–			(9.0)
Capital expenditure (non-sustaining)		(7.4)	(323.8)	–	(331.2)			(44.7)
All-in costs		**(2 362.7)**	**(467.7)**	**(43.9)**	**(2 874.3)**			(2 441.3)
Cash operating costs	R/kg	512 439	313 443	–	499 749			458 866
Cash operating costs	US$/oz	1 124	688	–	1 096			1 118
All-in sustaining costs [1]	R/kg	521 907	450 820[2]	–	524 713			505 622
All-in sustaining costs [1]	US$/oz	1 145	989[2]	–	1 151			1 258
All-in costs [1]	R/kg	527 624	1 533 443[3]	–	600 941			524 651
All-in costs [1]	US$/oz	1 195	3 472[3]	–	1 361			1 298

[1] All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013

[2] All-in sustaining cost per kg was disproportionately impacted by including the other operating costs and unwinding of the environmental rehabilitation provision for 11 months while including gold production/sold mostly for the fourth quarter

[3] All-in cost per kg was disproportionately impacted by including the total non-sustaining capital expenditure while including gold production/sold mostly for the fourth quarter

The FWGR transaction, effective 31 July 2018, added surface Mineral Reserves of 2.72Moz (246.12Mt@0.34g/t). This is comprised of Proved Mineral Reserves of 2.1Moz (178.89Mt@0.37g/t) and Probable Mineral Reserves of 0.62Moz (67.23Mt@0.28g/t). Subsequent to 31 July 2018, 1% of the total mineral reserves were depleted as a result of the reclamation of the Driefontein 5 slimes dam up to 30 June 2019.

The ERPM mining rights entitled ERPM GP150MR and ERPM GP151MR, as well as the prospecting right, as renewed and amended, entitled ERPM GP243PR and all permits and licences relating thereto were sold during the year and the sale perfected at the Department of Mineral Resources in the second half of the financial year ended 30 June 2019 and the related underground Inferred Mineral Resources of 38.88Moz (177.22Mt@6.824g/t) were derecognised (refer to note 10).

There have been no other material changes to the technical information relating to, *inter alia*, the Group's Mineral Reserves and Resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in DRDGOLD's annual report for the year ended 30 June 2018 and subsequent public announcements.

The technical information referred to in this report has been reviewed by Messrs Mpfariseni Mudau (SACNASP), Gary Viljoen (SACG) and Vaughn Duke (SAIMM). All are independent contractors of DRDGOLD. They approved this information in writing before the publication of the report.

